P.E. 2/13/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 13 February, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXO WELLCOME HOUSE, BERKELEY AVENUE,
GREENFORD, MIDDLESEX UB6 0NN
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of a change in the interests in Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned Director arising from the purchase of Ordinary Shares at a price of £17.03 per Ordinary Share on 11 February 2002 through the Company's ShareReward Plan ("the Plan") which Mr Coombe entered on 5 October 2001:

Mr J D Coombe	Acquisition of 7 Ordinary Shares under the partnership element of the Plan (personal contribution)
	Acquisition of 7 Ordinary Shares under the matching element of the Plan (company contribution)

Mr Coombe and the Company were advised of this information on 12 February 2002

S M Bicknell
Company Secretary

13 February 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 13 February, 2002

By: VICTORIA LLEWELLYN
Victoria Llewellyn
Authorised Signatory for and on behalf of GlaxoSmithKline plc